Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-238704

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 5, 2020

New Issue	February 12, 2021

SILVERCREST METALS INC.

U.S.$120,060,000

13,050,000 Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of 13,050,000 common shares (each, an “Offered Share”) of SilverCrest Metals Inc. (“SilverCrest” or the “Company”) at a price of U.S.$9.20 per Offered Share (the “Offering Price”). The Offered Shares will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated February 12, 2021 among SilverCrest and Scotia Capital Inc. (“Scotia”), Raymond James Ltd. and RBC Dominion Securities Inc., as co-lead underwriters, together with PI Financial Corp. and BMO Nesbitt Burns Inc. (each, including Scotia, an “Underwriter” and collectively the “Underwriters”). The Offering Price was determined in the context of the market by negotiation between SilverCrest and Scotia. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker dealer affiliates or agents. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Company’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “SIL” and on the NYSE American LLC (the “NYSE American”) under the symbol “SILV”. On February 11, 2021, the closing trading price of the Common Shares on the TSX was Cdn.$12.34 per Common Share and the closing trading price of the Common Shares on the NYSE American was U.S.$9.66 per Common Share. The Company will apply to list the Offered Shares and Over-Allotment Shares (as defined below) on the TSX and the NYSE American. Listing will be subject to SilverCrest fulfilling all of the listing requirements of the TSX and the NYSE American.

Price: U.S.$9.20 per Offered Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	U.S.$9.20	U.S.$0.391	U.S.$8.809
Total(3)	U.S.$120,060,000	U.S.$5,102,550	U.S.$114,957,450

(1)

Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee of U.S.$5,102,550 (the “Underwriters’ Fee”), representing 4.25% of the aggregate gross proceeds of the Offering, assuming no exercise of the Over-Allotment Option (as defined below). See “Plan of Distribution” for a description of compensation payable to the Underwriters.

(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, which are estimated to be U.S.$650,000 and which will be paid from the proceeds of the Offering.
(3)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to acquire up to 1,957,500 additional Common Shares (the “Over-Allotment Shares”) at a price of U.S.$9.20 per Over-Allotment Share. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the Closing Date (as defined below). In this Prospectus Supplement, unless otherwise specified, the term “Offered Shares” includes the Over-Allotment Shares. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” would be U.S.$138,069,000, U.S.$5,867,932.50 and U.S.$132,201,067.50, respectively. A purchaser who acquires any Over-Allotment Shares issued pursuant to the exercise of the Over-Allotment Option acquires those securities under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, together with the accompanying Prospectus, qualifies the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares issuable upon any exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters.

The Underwriters directly, or indirectly through their broker-dealer affiliates or agents, propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

The following table sets forth the number of Common Shares issuable under the Over-Allotment Option.

Underwriters’ Position	Maximum Number of Securities	Exercise Period	Purchase or Exercise Price
Over-Allotment Option	1,957,500 Common Shares	Up to 30 days after the Closing Date	U.S.$9.20 per Over-Allotment Share

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about February 22, 2021, or such other date as may be agreed upon by the Company and Scotia, but in any event not later than March 26, 2021 (the “Closing Date”).

Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. (“CDS”), or its nominee, will be made electronically through the non-certificated inventory (“NCI”) system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Company expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date. See “Plan of Distribution”.

The purchase of Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. The annual financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (interim financial statements have been prepared under International Standards “IAS” 34 — Interim Financial Reporting) and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences in both Canada and the United States, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the underwriters or experts named herein may be residents of Canada, and that a substantial portion of the Company’s assets and the assets of the officers and directors of the Company and said persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company is neither a “connected issuer” nor a “related issuer” of the Underwriters as defined in National Instrument 33-105 — Underwriting Conflicts.

The Company’s head office is located at Suite 501–570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

Laura Diaz, a director of the Company, resides outside of Canada and has appointed the Company as her agent for service of process at Suite 501–570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1. In addition, Humberto Preciado and Jarita Barry, each of whom has signed consents required to be filed in connection with the filing of this Prospectus Supplement, reside outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference”.

The address of the Company’s website is www.silvercrestmetals.com. Information contained on the Company’s website does not form part of this Prospectus Supplement nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized any person to provide different information.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “SilverCrest” or the “Company” refer to SilverCrest Metals Inc. and include each of its subsidiaries as the context requires.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended September 30, 2020, December 31, 2019 and December 31, 2018, as quoted by the Bank of Canada, were as follows:

	Nine months ended September 30, 2020 (Cdn.$)	Year ended December 31, 2019 (Cdn.$)	Year ended December 31, 2018 (Cdn.$)
High	1.4496	1.3600	1.3642
Low	1.2970	1.2988	1.2288
Average	1.3386	1.3269	1.2957
Closing	1.3339	1.2988	1.3642

On February 11, 2021, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was Cdn.$1.00 = U.S.$0.7883 or U.S.$1.00 = Cdn.$1.2686.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. In addition, these statements include, but are not limited to the future price of commodities, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, timing of completion of exploration programs, technical reports and studies (including the Las Chispas Technical Report (as defined below)), success of exploration and development activities and mining operations, the timing of construction and mine operation activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, volatility in the price of silver and gold, discrepancies between actual estimated production, mineral reserves and resources and metallurgical recovery, mining operational and development risks, regulatory restrictions, activities by governmental authorities and changes in legislation, community relations, the speculative nature of mineral exploration, the global economic climate, loss of key employees, additional funding requirements, defective title to mineral claims or property, and uncertainty as to duration and impact of the current novel coronavirus (“COVID-19”) pandemic. While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral reserve and resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as COVID-19) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions.

This above list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement under “Risk Factors” and elsewhere in this Prospectus Supplement and in the Prospectus and in the documents incorporated by reference herein and therein. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING CANADIAN MINERAL RESERVE AND RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included or incorporated by reference in this Prospectus Supplement concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	annual information form of the Company dated March 27, 2020 for the year ended December 31, 2019 (the “AIF”), filed March 30, 2020;

2.

amended audited consolidated annual financial statements of the Company for the years ended December 31, 2019 and December 31, 2018 and the reports of independent registered public accounting firms thereon, filed May 22, 2020;

3.	management’s discussion and analysis of the Company dated effective March 24, 2020 for the year ended December 31, 2019, filed March 25, 2020 (the “Annual MD&A”);

4.	unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and 2019, filed November 11, 2020;

5.	management’s discussion and analysis of the Company dated effective November 10, 2020 for the three and nine months ended September 30, 2020, filed November 11, 2020 (the “Interim MD&A”);

6.	information circular dated May 4, 2020 with respect to the Company’s annual general meeting of shareholders held on June 15, 2020, filed May 7, 2020;

7.

material change report of the Company dated and filed January 3, 2020 with respect to the announcement of a non-brokered private placement to SSR Mining Inc. (“SSR Mining”) of 1,819,074 Common Shares at $7.28 per Common Share for aggregate gross proceeds to the Company of $13,242,859 (the “SSR January 2020 Private Placement”) in connection with SSR Mining’s exercise of its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to an agreement dated November 28, 2018 between the Company and SSR Mining (the “SSR Equity Participation Right”);

8.	material change report of the Company dated and filed January 14, 2020 with respect to the completion of the SSR January 2020 Private Placement;

9.

material change report of the Company dated and filed March 11, 2020 with respect to the Company entering into an agreement dated March 11, 2020 (the “Bought Deal Agreement”) with National Bank Financial Inc. (“NBF”) pursuant to which NBF on behalf of itself and other underwriters agreed to purchase, on a bought-deal basis, 9,100,000 Common Shares at a price of $8.25 per Common Share for aggregate gross proceeds to the Company of $75,075,000;

10.	material change report of the Company dated March 18, 2020, filed April 7, 2020, with respect to the purported termination by NBF of its obligations under the Bought Deal Agreement;

11.

material change report of the Company dated April 17, 2020, filed April 20, 2020, with respect to the Company’s completion of a non-brokered private placement of 13,465,001 Common Shares at a price of $7.50 per Common Share for gross proceeds of $100,987,507.50;

12.

material change report of the Company dated and filed April 22, 2020 with respect to the announcement of a non-brokered private placement to SSR Mining of 3,597,291 Common Shares at $7.50 per Common Share for aggregate gross proceeds to the Company of $26,979,682.50 (the “SSR April 2020 Private Placement”) in connection with SSR Mining’s exercise of the SSR Equity Participation Right;

13.

material change report of the Company dated and filed April 24, 2020 with respect to the completion of the SSR April 2020 Private Placement and SSR Mining’s notice that it had entered into a transaction for resale of the Common Shares acquired under the SSR April 2020 Private Placement;

14.

material change report of the Company dated and filed January 8, 2021 with respect to the Company’s Canadian subsidiary, NorCrest Metals Inc., entering into a credit agreement with an affiliate of RK Mine Finance to provide a secured project financing facility for a total of U.S.$120 million (the “Credit Facility”) for the purpose of funding the construction of Las Chispas (as defined below) and, concurrently, one of the Company’s Mexican subsidiaries entering into a fixed price Engineering, Procurement and Construction contract (the “EPC Contract”) with Ausenco Engineering Canada Inc. and one of its affiliates for construction of the Las Chispas process plant;

15.

material change report of the Company dated February 8, 2021, filed February 9, 2021, with respect to, and the incorporation by reference herein and therein of, the “NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project” with an effective date of January 4, 2021 (the “Las Chispas Technical Report”) and the positive feasibility study included in the Las Chispas Technical Report;

16.	material change report of the Company dated and filed February 11, 2021 with respect to the Offering; and

17.	template version of the marketing materials for the Offering dated February 11, 2021.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, and before the termination of the distribution under the Offering, are also deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of SilverCrest at Suite 501–570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1, telephone: 1-604-694-1730 or toll free: 1-866-691-1760, and are also available electronically at www.sedar.com and www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and the Prospectus under “Documents Incorporated by Reference”, (i) the Underwriting Agreement described in this Prospectus Supplement, (ii) the consents of each of Koffman Kalef LLP, PricewaterhouseCoopers LLP, Davidson & Company LLP, the experts referred to and listed under “Interests of Experts” in the AIF and the experts listed in the Las Chispas Technical Report, and (iii) powers of attorney from our directors or officers, as applicable, have been or will be filed with the SEC and will form part of the Registration Statement of which this Prospectus Supplement forms a part.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and this Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, British Columbia, Canada that is focused on making new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources and ultimately operating high grade silver and/or gold mines in Mexico. The Company’s principal focus is currently its Las Chispas property (“Las Chispas”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers and consists of 28 concessions totalling approximately 1,401 hectares.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico: El Picacho, Cruz de Mayo, Angel de Plata, and Estacion Llano.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the AIF and the materials incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, including the Las Chispas Technical Report. See “Documents Incorporated by Reference”.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Offered Shares	13,050,000 Offered Shares at U.S.$9.20 per Offered Share for aggregate gross proceeds of U.S.$120,060,000.

Over-Allotment Option

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to 1,957,500 Over-Allotment Shares at the Offering Price.

Use of proceeds

The Company expects to receive U.S.$114,307,450 in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering of U.S.$650,000. If the Over-Allotment Option is exercised in full, the Company expects to receive U.S.$131,551,067.50 in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering. The Company currently intends to use the net proceeds from the Offering, together with the Company’s current cash resources and the Credit Facility, to design, construct, install and commission the Las Chispas Project, to conduct exploration and in-fill drilling at Las Chispas for the purpose of expanding the mineral resource and reserve estimates, and for exploration work on other satellite properties. See “Use of Proceeds”.

Risk factors

See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations

Purchasing Offered Shares may have tax consequences in both Canada and the United States. This Prospectus Supplement and the accompanying Prospectus may not fully describe these consequences. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “SIL” and the NYSE American under the symbol “SILV”.

Common Shares outstanding as at the date hereof	129,350,464

Common Shares to be outstanding upon Closing of the Offering

142,400,464 Common Shares, assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, 144,357,964 Common Shares will be outstanding upon closing of the Offering.

RECENT DEVELOPMENTS

Acquisition of El Picacho Property

In August 2020, the Company acquired the El Picacho property (“El Picacho”), an historic gold and silver producing property located approximately 40 kilometres northeast of Las Chispas in Sonora, Mexico, from American Metal Mining, S.A. de C.V. and an affiliate for U.S.$1.6 million. El Picacho is comprised of 11 mining concessions totalling approximately 7,060 hectares. The Company also paid the necessary government taxes to bring these concessions into good standing.

In 2021, the Company plans to conduct surface and underground exploration work at El Picacho, including mapping, sampling and surveying, to be followed by a drilling program on targeted areas.

Director and Officer Changes

On November 11, 2020, the Board of Directors of the Company appointed Laura Diaz as an independent director of the Company. From December 2018 to June 2019, Ms. Diaz held the position of General Director of Mines with the Ministry of Economy in Mexico. After leaving this position, Ms. Diaz was self-employed as an advisor on mining projects and then returned in July 2020 to the practice of law as a partner of DBR Abogados SC (law firm based in Mexico) where she had been a partner from July 2012 to November 2018. Ms. Diaz previously served as a director of the following reporting issuers listed on the TSX Venture Exchange: Magna Gold Corp. (January 2018 to November 2018); Goldplay Exploration Ltd. (March 2018 to November 2018); and Marlin Gold Mining Ltd. (May 2010 to May 2012).

As of June 15, 2020, Nicholas Campbell stepped down as Executive Vice President of Business Development of the Company.

On September 14, 2020, the Board of Directors of the Company appointed Tara Hassan as Vice President, Corporate Development. Ms. Hassan is a mining engineer and, prior to joining the Company, Ms. Hassan was Director, Mining Content and Strategy with VRIFY Technology Inc. from January 2020 to September 2020 and, prior thereto, was Senior Vice President and Equity Analyst, Metals and Mining of Raymond James Ltd. (financial services firm) from November 2016 to December 2019 and a Mining Analyst at Haywood Securities Inc. from September 2012 to October 2016.

Credit Facility and EPC Contract

On December 31, 2020, the Company entered into the Credit Facility in the amount of U.S.$120 million with a four-year term and drew down U.S.$30 million. Subsequent drawdowns under the Credit Facility are available upon satisfaction of certain customary conditions precedent, but are not tied to any construction milestones. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (4% before Year 1; 3% for Years 1 to 3; and 1.5% beyond Year 3). The Credit Facility has an availability period of up to 20 months if: (a) 50% or greater of the Credit Facility is drawn or committed to be drawn by June 30, 2021, and (b) 75% or greater of the Credit Facility is drawn by December 31, 2022. Interest under the Credit Facility is payable at a rate of 6.95% plus the greater of: (i) 3-month LIBOR (or agreed upon equivalent) and (ii) 1.5% and is payable quarterly, with a Company option to accrue during the availability period. Up to U.S.$30 million of the Credit Facility can be used for exploration and acquisitions within Sonora, Mexico.

Concurrently with the Credit Facility, the Company entered into the EPC Contract which locks in a fixed price of U.S.$76.5 million for construction of a 1,250 tonne per day process plant at Las Chispas.

Las Chispas Development

On February 2, 2021, the Company announced positive results from a feasibility study (the “Feasibility Study”) for the Las Chispas Project. Details of the Feasibility Study, including an updated mineral resource estimate and an initial mineral reserve estimate, are provided in the Las Chispas Technical Report that is incorporated by reference herein. A copy of the Las Chispas Technical Report is available under the Company’s profile at www.sedar.com. A copy of the summary of the Las Chispas Technical Report is also included in the Company’s material change report dated February 8, 2021 listed under “Documents Incorporated by Reference” and filed on February 9, 2021 under the Company’s profile at www.sedar.com.

The construction management team has now mobilized at Las Chispas with both the concrete contractor and the earthwork contractor working on site. A temporary camp is currently being used for housing workers and a portion of a new camp is expected to be operational shortly, with completion of the new camp scheduled for mid-March 2021. The contractor for road work has also mobilized with main access road improvements to be underway shortly.

Underground development is continuing at a rate of 600 metres per month. Construction of the following has now been completed at Las Chispas: warehousing and workshops, construction of on site (internal) power line, locker and dry room, hazardous material storage, water pumping system and tanks, and water and sewage treatment plants.

CONSOLIDATED CAPITALIZATION

As at September 30, 2020, the date of the Company’s most recently filed financial statements, there were 129,114,631 issued and outstanding Common Shares, outstanding warrants to purchase an aggregate of 50,000 Common Shares at Cdn.$4.03 per Common Share and outstanding stock options to purchase an aggregate of 6,121,500 Common Shares at prices ranging from Cdn.$1.84 to Cdn.$12.53 per Common Share (weighted average exercise price of Cdn.$4.46 per Common Share). Except as otherwise disclosed herein, there have been no material changes in the share and loan capital on a consolidated basis since September 30, 2020.

Share Capital and Credit Facility

The following table shows the effect of the Credit Facility and the Offering on the consolidated capitalization of the Company. The following table should be read in conjunction with the Company’s most recently filed financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus:

Description	Amount authorized	Outstanding as at September 30, 2020	Outstanding as at September 30, 2020 after giving effect to amounts drawn under the Credit Facility and completion of the Offering(1)(2)	Outstanding as at September 30, 2020 after giving effect to amounts drawn under the Credit Facility and completion of the Offering and assuming exercise of the Over-Allotment Option(1)(2)
Credit Facility	U.S.$120,000,000	Nil	U.S.$30,000,000	U.S.$30,000,000
Common Shares	unlimited	129,114,631 shares	142,400,464 shares	144,357,964 shares

(1)	Includes 235,833 Common Shares issued upon the exercise of stock options and warrants during the period from October 1, 2020 to February 11, 2021.
(2)	Includes U.S.$30,000,000 drawn down under the Credit Facility on December 31, 2020. See “Recent Developments-Credit Facility and EPC Contract”.

USE OF PROCEEDS

Assuming that there is no exercise of the Over-Allotment Option, the Company expects to receive U.S.$114,307,450 in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering of U.S.$650,000.

If the Over-Allotment Option is exercised in full, the Company expects to receive U.S.$131,551,067.50 in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering. Any proceeds from the exercise of the Over-Allotment Option will be added to unallocated working capital and applied in such amounts as may be determined by management of the Company for working capital and general corporate purposes.

The Company currently intends to use the net proceeds of the Offering (after deducting the Underwriters’ Fee and estimated expenses of the Offering) as set out in the following table:

Principal Purpose	Estimated Amount (in thousands of U.S.$)
Las Chispas exploration and infill drilling	$40,000
Las Chispas production ramp-up and inventory costs	$10,000
Exploration work on other properties near Las Chispas	$15,000
General corporate and working capital	$49,307

Total	$114,307

The principal objectives for use of the net proceeds of the Offering are to expand the Las Chispas resources and reserves through further drilling, to optimize the mine and processing plant, and to explore regional targets for the development of satellite resources for processing at Las Chispas or for development as potential stand-alone operations. This work is targeted for completion prior to commencement of commercial production at Las Chispas expected to occur in 2022, with the results to be included in updated resource and reserve estimates and in an optimized mine plan.

Although the Company intends to use the net proceeds from the Offering as described above, the actual allocation of the net proceeds may vary from that described above, depending on future developments in the Company’s mineral properties or unforeseen events. See “Risk Factors”.

Upon completion of the Offering, the Company expects that its financial resources will be comprised of the net proceeds from the Offering of approximately U.S.$114 million, as well as approximately U.S.$125 million cash on hand (as at January 31, 2021), and a further U.S.$90 million currently available under the Credit Facility. The principal milestones and objectives that the Company seeks to accomplish using these financial resources are to design, construct, install and commission the Las Chispas Project, to conduct exploration and in-fill drilling at Las Chispas for the purpose of expanding the mineral resource and reserve estimates, and for exploration work on other satellite properties.

The use of proceeds set out above may change due to the impact of the COVID-19 pandemic, which could result in additional allocation of proceeds to the Company’s working capital. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Company and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Company against delivery of such Offered Shares.

Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriters’ Fee, the number of Offered Shares listed next to its name in the following table:

Number of Offered Shares
Scotia Capital Inc.	4,241,250
Raymond James Ltd.	3,458,250
RBC Dominion Securities Inc.	2,218,500
PI Financial Corp.	1,827,000
BMO Nesbitt Burns Inc.	1,305,000

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of certain events, including in the event of a suspension or material limitation of trading on the TSX or the NYSE American; a material disruption in securities settlement, payment or clearance services in Canada or the United States; a moratorium on commercial banking activities by Canadian or United States authorities; an inquiry, investigation or proceeding in relation to the Company or its directors or officers which would reasonably be expected to have a material adverse effect on the Company; a promulgation or change of any law or regulation which prevents or materially restricts the distribution or trading of the Common Shares or that is expected to have a material adverse effect on the Company, including as to the market price or value of the Common Shares; a material adverse change to the Company that is expected to have a material adverse effect on the market price of the Common Shares, and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Over-Allotment Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Offering is being made concurrently in the United States and in all the provinces of Canada, except Québec, pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS or its nominee will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will not be two business days following the date of the Underwriting Agreement. Under Rule 15c6-1 under the United States Exchange Act of 1934, as amended (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to 1,957,500 Over-Allotment Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires any Over-Allotment Shares issued pursuant to the exercise of the Over-Allotment Option acquires those securities under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, together with the accompanying Prospectus, qualifies the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares issuable upon any exercise of the Over-Allotment Option.

Underwriters’ Fee and Offering Expenses

The Company has agreed to pay a cash fee to the Underwriters in the amount equal to 4.25% of the gross proceeds of the sale of the Offered Shares (U.S.$0.391 per Offered Share sold), including gross proceeds realized on the sale of Over-Allotment Shares issuable upon exercise of the Over-Allotment Option, if any. The Company has also agreed to reimburse the Underwriters for expenses reasonably incurred by the Underwriters, including the reasonable fees of the Underwriters’ legal counsel. The Company estimates that the total expenses of the Offering payable by the Company, but not including the Underwriters’ Fee, will be approximately U.S.$650,000.

The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

Price Stabilization and Short Positions

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with applicable law.

Pursuant to rules and policy statements of certain Canadian provincial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

If the Underwriters create a short position in the Common Shares in connection with the Offering, that is, if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Indemnity and Contribution

The Company has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Restrictions on Securities Issuances

The Company has agreed with the Underwriters not to, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, other than pursuant to (i) the exercise of the Over-Allotment Option, (ii) the exercise of an option or warrant or the conversion of a security of the Company outstanding on the date hereof or (iii) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the execution of the Underwriting Agreement, until 90 days after the Closing Date, without the prior written consent of Scotia, such consent not be unreasonably withheld.

Stock Exchange Listing

The Common Shares are listed on the TSX and the NYSE American. The Company will apply to list the Offered Shares on the TSX and the NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE American.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the Offering. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Offered Shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Offered Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Offered Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This Prospectus Supplement, together with the accompanying Prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 and includes any relevant implementing measure in the relevant Member State.

In relation to each Member State of the European Economic Area (“Member State”), with effect from and including the date on which the Prospectus Regulation is directly effective in all Member States, the Offered Shares may not be offered or sold to the public in that Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the applicable competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the Offered Shares may be offered to the public in that Member State at any time:

•	to persons or entities that are “qualified investors” as defined in Article 2(E) the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined in Article 2(E) the Prospectus Regulation), as permitted under the Prospectus Regulation, in each case subject to obtaining the prior consent of the Underwriters for any such offer; or

•	in any circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offering of Offered Shares shall result in a requirement for the publication of a prospectus by the Company or the Underwriters pursuant to Article 3 of the Prospectus Regulation or to supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who acquires any Offered Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and each of the Underwriters that it is a “qualified investor” within the meaning of the law in that relevant Member State implementing Article 2(1)(e) of the Prospectus Regulation.

In the case of any Offered Shares being offered to a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Offered Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Offered Shares to the public other than their offer or resale in a Member State to “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale. The Company, the Underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

For the purposes of this provision, the expression an “offer of Offered Shares to the public” in relation to any Offered Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Prospective Investors in Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Offered Shares.

Accordingly, the Offered Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Notice to Prospective Investors in Hong Kong

The Offered Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Offered Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

Neither this Prospectus Supplement nor the accompanying Prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement, the accompanying Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Shares may not be circulated or distributed, nor may the Offered Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Offered Shares are subscribed for or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the Offered Shares are subscribed for or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the Offered Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in New Zealand

Neither this Prospectus Supplement nor the accompanying Prospectus has been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (New Zealand) (the “FMC Act”). The Offered Shares are not being offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) other than to a person who: (a) is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act; (b) meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act; (c) is large within the meaning of clause 39 of Schedule 1 of the FMC Act; (d) is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or (e) is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value. As at the date of this Prospectus Supplement, there are 129,350,464 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

PRIOR SALES

The following table sets out details of the Common Shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date	Number of Common Shares	Issue Price per Common Share (Cdn.$)	Reason for issuance
February 19, 2020	50,000	$0.16	Stock option exercise
February 19, 2020	156,000	$0.16	Stock option exercise
February 19, 2020	9,500	$1.88	Stock option exercise
February 25, 2020	12,500	$1.88	Stock option exercise
February 25, 2020	15,000	$2.30	Stock option exercise
February 27, 2020	20,000	$1.94	Stock option exercise
March 25, 2020	25,000	$2.30	Stock option exercise
April 17, 2020	13,465,001	$7.50	2020 Private Placement
April 24, 2020	3,597,291	$7.50	SSR April 2020 Private Placement
April 27, 2020	10,000	$1.88	Stock option exercise
April 27, 2020	12,500	$1.94	Stock option exercise
April 27, 2020	5,000	$3.24	Stock option exercise
May 7, 2020	3,000	$3.24	Stock option exercise
May 15, 2020	10,000	$3.24	Stock option exercise
May 15, 2020	150,000	$0.16	Stock option exercise
May 20, 2020	5,000	$3.24	Stock option exercise
May 20, 2020	8,750	$4.54	Stock option exercise
May 27, 2020	344,000	$0.16	Stock option exercise
June 1, 2020	81,000	$0.16	Stock option exercise
June 1, 2020	6,200	$1.88	Stock option exercise
June 2, 2020	50,000	$1.88	Stock option exercise
June 2, 2020	62,500	$1.94	Stock option exercise
June 2, 2020	100,000	$2.30	Stock option exercise
July 2, 2020	6,800	$1.88	Stock option exercise
July 8, 2020	9,300	$1.88	Stock option exercise
July 8, 2020	150,000	$2.30	Stock option exercise
July 9, 2020	10,000	$1.88	Stock option exercise
July 9, 2020	5,000	$3.24	Stock option exercise
July 10, 2020	40,000	$1.88	Stock option exercise
July 16, 2020	50,000	$2.30	Stock option exercise
July 17, 2020	25,000	$8.21	Stock option exercise
July 20, 2020	12,500	$1.88	Stock option exercise
July 20, 2020	12,500	$1.94	Stock option exercise
July 20, 2020	75,000	$1.94	Stock option exercise
July 20, 2020	6,250	$1.94	Stock option exercise
July 20, 2020	3,000	$4.54	Stock option exercise
July 20, 2020	2,500	$3.24	Stock option exercise
July 21, 2020	6,250	$1.94	Stock option exercise
July 27, 2020	100,000	$2.56	Stock option exercise
July 27, 2020	125,000	$3.24	Stock option exercise
July 27, 2020	3,000	$4.54	Stock option exercise
August 28, 2020	2,000	$3.24	Stock option exercise
November 4, 2020	20,000	$8.21	Stock option exercise
November 6, 2020	50,000	$2.55	Stock option exercise
November 6, 2020	50,000	$1.94	Stock option exercise
November 16, 2020	20,000	$8.21	Stock option exercise
November 23, 2020	22,500	$8.21	Stock option exercise
December 4, 2020	50,000	$4.03	Warrant exercise
December 22, 2020	2,500	$8.24	Stock option exercise
January 6, 2021	20,833	$8.24	Stock option exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

Date of Grant	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion	Exercise or conversion price or deemed price per Common Share (Cdn.$)
September 14, 2020	Stock options	150,000	$12.53
November 11, 2020	Stock options	25,000	$12.63
December 7, 2020	Stock options	50,000	$11.22

(1)	Based on grant date fair market value.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “SIL” and on the NYSE American under the symbol “SILV”.

The following table sets forth the trading price range and volumes of the Common Shares for the months indicated on the TSX Venture Exchange until August 29, 2019 and thereafter on the TSX to which the Company graduated.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
February 2020	10.98	7.80	9,653,293
March 2020	9.64	4.50	19,696,519
April 2020	10.15	6.60	10,653,648
May 2020	12.65	8.77	11,868,989
June 2020	12.98	10.66	13,204,461
July 2020	14.88	11.64	8,337,884
August 2020	14.55	11.12	10,163,867
September 2020	13.97	10.84	8,934,768
October 2020	13.14	10.93	6,320,823
November 2020	14.20	10.77	6,989,088
December 2020	14.42	10.93	6,550,006
January 2021	16.37	11.22	9,491,918
February 2021 (to February 11)	16.25	11.35	6,316,530

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the NYSE American. The data includes Common Shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume
February 2020	8.30	5.86	15,693,400
March 2020	7.24	3.28	40,092,500
April 2020	7.34	4.66	19,040,300
May 2020	9.18	6.21	22,073,400
June 2020	9.69	7.81	21,310,800
July 2020	11.12	8.51	20,139,000
August 2020	10.94	8.37	20,710,500
September 2020	10.71	8.08	18,723,300
October 2020	9.91	8.22	14,035,800
November 2020	10.90	8.26	14,407,600
December 2020	11.45	8.53	16,099,000
January 2021	12.88	8.75	22,611,300
February 2021 (to February 11)	12.75	8.88	16,692,533

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of SilverCrest’s business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to SilverCrest, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment.

In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, prospective investors should carefully consider the factors set out under “Risk Factors” in the AIF, Annual MD&A and Interim MD&A, all of which are incorporated by reference herein, as well as any future such documents incorporated by reference herein, in evaluating SilverCrest and its business before making an investment in the Offered Shares.

Risks relating to or affecting the Offering

The market price of the Common Shares has experienced volatility and may be subject to fluctuation in the future based on market conditions.

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices and specifically the price of silver and gold, other precious metal prices and other mineral prices, currency exchange fluctuation, and by the Company’s financial condition and results of operations as reflected in its quarterly earnings reports.

There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and consequently purchasers of the Common Shares may not be able to sell Common Shares at prices equal to or greater than the price or value at which they purchased the Common Shares or acquired them by way of the secondary market.

The Company will have broad discretion in the use of proceeds of the Offering and may not use such proceeds as investors may desire.

Although the Company intends to use the net proceeds from the Offering as set forth under “Use of Proceeds”, the actual allocation of the net proceeds may vary depending on future developments in the Company’s mineral properties or unforeseen events, or circumstances may arise in the future which require management to alter use of the proceeds or timing of use. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. Due to the impact of the COVID-19 pandemic, additional proceeds may be allocated to the Company’s working capital. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations or financial condition may suffer.

An investment in the Common Shares is speculative and investors may lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Future issuances of the Company’s securities may result in the dilution of present and prospective shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or securities convertible into Common Shares. The Company cannot predict the size of future issues of Common Shares or securities convertible into Common shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of the Common Shares. Any transaction involving the issue of Common Shares, or securities convertible into Common Shares, could result in dilution, possibly substantial, to present and prospective holders of Common Shares and reduction in the value of their investment.

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future.

No dividends on the Common Shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors of the Company after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

U.S. shareholders may face adverse U.S. federal income tax consequences if the Company is a PFIC.

If the Company is a “passive foreign investment company” or “PFIC” for any tax year that is included in the holding period of a U.S. Holder (as defined above) of the Offered Shares, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. The Company believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. The Company’s actual PFIC status for any tax year, however, will not be determinable until after the end of such tax year. U.S. investors should consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Certain Risks Relating to the Company

In addition to the risks relating to the Company set out under “Risk Factors” in the AIF, prospective investors should also consider the following factors.

Risks relating to the Company’s status as a “foreign private issuer” under U.S. securities laws.

The Company is a “foreign private issuer” under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Risks relating to the Company’s status as an “emerging growth company” under U.S. securities laws.

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of U.S.$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three-year period, issued more than U.S.$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be U.S.$700 million or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a purchaser of Offered Shares pursuant to the Offering. This summary is applicable only to a purchaser who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and each Underwriter, is not affiliated with the Company or any Underwriter, and who will acquire and hold such Offered Shares as capital property (each, a “Holder”). An Offered Share will generally be considered to be capital property to a Holder unless the Holder holds (or will hold) such share in the course of carrying on a business of trading or dealing in securities or has acquired (or will acquire) such share in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the “mark-to-market rules” in the Tax Act; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has made a “functional currency” election under the Tax Act to determine its “Canadian tax results”, as defined in the Tax Act, in a currency other than the Canadian currency; or (e) who enters into, or has entered into, a “derivative forward agreement” or “synthetic disposition arrangement” as those terms are defined in the Tax Act, with respect to an Offered Share. Any such Holder to which this summary does not apply should consult its own tax advisor. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition or holding of Offered Shares.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is of a general nature only, and is based upon the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act and the regulations thereunder which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account other Federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Offered Shares based on their own particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares, including dividends, adjusted cost base and proceeds of dispositions, must be determined in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian currency generally based on the single daily rate of exchange quoted by the Bank of Canada on the particular date the particular amount arose or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to deem their Offered Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, to be capital property. Such Resident Holders should consult their own tax advisors with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable having regard to their own particular circumstances.

Disposition of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (except to the Company, unless purchased by the Company in the open market in the manner in which shares would normally be purchased by any member of the public in an open market, or in a tax-deferred transaction) will generally realize a capital gain (or incur a capital loss) in the year of disposition equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base of such Offered Share immediately before the disposition and any reasonable expenses incurred for the purpose of making the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

The cost to a Resident Holder of Offered Shares acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares held by such Resident Holder as capital property immediately prior to such acquisition for the purposes of determining the Resident Holder’s adjusted cost base of each Common Share.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in computing the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted against taxable capital gains realized by the Resident Holder in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable capital gains realized by the Resident Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

The amount of any capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such share. Similar rules may apply where a Resident Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the taxation year may be liable to pay an additional tax, refundable in certain circumstances, on its “aggregate investment income” for the year, which is defined in the Tax Act to include amounts in respect of taxable capital gains.

Capital gains realized by an individual (including certain trusts) may result in the Resident Holder paying alternative minimum tax under the Tax Act.

Taxation of Dividends Received by Resident Holders

Dividends (including deemed dividends) received on Offered Shares by a Resident Holder who is an individual (and certain trusts) will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends. Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to an alternative minimum tax under the Tax Act.

Dividends (including deemed dividends) received on Offered Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay tax, refundable in certain circumstances, under Part IV of the Tax Act on dividends received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Non-Residents of Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a “Non-Resident Holder”). Special considerations, which are not discussed in the summary, may apply to a Holder that is an insurer that carries on business in Canada and elsewhere. Such Holders should consult their own advisers.

Taxation of Dividends Received by Non-Resident Holders

Dividends paid or credited, or deemed to be paid or credited, on Offered Shares to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. In the case of a Non-Resident Holder who is a resident of the United States and fully entitled to benefits under the Canada-United States Income Tax Convention (1980), as amended, the rate of withholding tax on dividends beneficially owned by such Non-Resident Holder will generally be reduced to 15%.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time of disposition, and the gain is not exempt from tax pursuant to the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act, which currently includes the TSX and the NYSE American, at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest, directly or indirectly through one or more partnerships, owned 25% or more of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or any option in respect of, or interest in, or for civil law a right in, such properties whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if an Offered Share is taxable Canadian property to a Non-Resident Holder at the time of disposition, any capital gain realized upon the disposition or deemed disposition of such Offered Share may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. If a Non-Resident Holder to whom Offered Shares are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an income tax convention, the consequences described under “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Offered Shares acquired pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

THE FOLLOWING SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OFFERED SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE FOREIGN, TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; (l) are subject to taxing jurisdictions other than, or in addition to, the United States; or (m) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes are urged to consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe certain potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares.

The Company believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder is urged to consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Company’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale, exchange or other taxable disposition of Offered Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any “excess distribution” received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC as determined by the Company based on its reasonable analysis, the Company will make publicly available a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and all information and documentation that a U.S. Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to the Company. The Company may provide this information on its website. Each U.S. Holder is urged to consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are “regularly traded” as described in the preceding sentence, the Offered Shares are expected to be marketable stock. The Company believes that its Offered Shares were “regularly traded” in the fourth calendar quarter of 2020 and expects that the Offered Shares should be “regularly traded” in the first calendar quarter of 2021. However, there can be no assurance that the Offered Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders are urged to consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder is urged to consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders are urged to consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder is urged to consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Offered Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTERESTS OF EXPERTS

Information regarding certain experts contained under “Interests of Experts” in the AIF remains current to the date hereof.

In addition, the following persons are the authors of the Las Chispas Technical Report filed on SEDAR at www.sedar.com: Robin Kalanchey, P.Eng., Scott Weston, P.Geo., William Stone, P.Geo., Eugene Puritch, P.Eng., David Burga, P.Geo., Jarita Barry, P.Geo., Yungang Wu, P.Geo., Andrew J. Turner, P.Geol., Carl Michaud, P.Eng., Michael Verreault, P.Geo., Khosrow Aref, P.Eng., and Humberto Preciado, P.E. To the best of the Company’s knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by the listed authors when the Las Chispas Technical Report was prepared, was received by such expert after the preparation of the Las Chispas Technical Report, or will be received by such expert.

MATERIAL CONTRACTS

The following are the only material contracts that the Company has entered into since the AIF:

1.

Credit agreement dated December 31, 2020 among NorCrest Metals Inc. (as borrower), and the Company, Compania Minera La Llamarada, S.A. de C.V., Babicanora Agricola Del Noroeste, S.A. de C.V., Silvercrest Metals de Mexico, S.A. de C.V., Tinto Roca Exploracion, S.A. de C.V., Altadore Energia. S.A. de C.V. (as guarantors), and RK Mine Finance Bermuda 4 Limited (as lender) in respect of the Credit Facility; and

2.	Underwriting Agreement in respect of the Offering.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Koffman Kalef LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters, on behalf of the Company and Stikeman Elliott LLP, as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to United States legal matters, on behalf of the Underwriters.

Koffman Kalef LLP has provided the opinion under “Eligibility for Investment”. As at the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2–Annual Information Form) of Koffman Kalef LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares. Bernard Poznanski, whose law corporation is a partner of Koffman Kalef LLP, is the Corporate Secretary of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 24, 2020 with respect to the Company’s consolidated financial statements as at and for the financial year ended December 31, 2019 including the adjustments to retrospectively apply the change in accounting for exploration and evaluation assets, as described in Note 3, for the year ended December 31, 2018 and to derive the statement of financial position as at January 1, 2018 incorporated by reference herein. PricewaterhouseCoopers LLP are independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

Davidson & Company LLP was the external auditor of the Company until December 20, 2019, and such firm has prepared an auditor’s report dated March 11, 2019, with respect to the Company’s consolidated financial statements as at and for the financial year ended December 31, 2018 incorporated by reference herein. Davidson & Company LLP were independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC a Registration Statement on Form F-10 relating to certain of its securities, including the Common Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read and download the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Company is incorporated under and governed by the Business Corporations Act (British Columbia). All of the Company’s directors and officers and all of the experts named in this Prospectus Supplement, the Prospectus or documents incorporated by reference herein and therein are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. A final and conclusive in personam judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in British Columbia; however, a British Columbia court will enforce any such judgment only if several conditions are met. Those conditions include, among other things: (a) the British Columbia court has territorial competence and does not decline to exercise that territorial competence or, if it lacks territorial competence, exercises its discretion to hear the action; (b) the United States court in which the judgment was obtained had jurisdiction as recognized by the British Columbia court, (c) the judgment is not void or voidable under the laws of the United States court and was not obtained by fraud or in a manner contrary to the rules of natural justice; (d) if obtained by default, there is no manifest error on the face of the judgment; (e) the enforcement of the judgment is not contrary to public policy and does not constitute, directly or indirectly, the enforcement of laws characterized by a British Columbia court as being a revenue, expropriatory, penal or similar law; and (f) the action to enforce the judgment is commenced and maintained in accordance with the procedural requirements of, and within the applicable limitation periods under, British Columbia law. Furthermore, the British Columbia court may stay or decline to hear the action to enforce a judgment of a United States court pending an appeal or if there is any subsisting judgment in any jurisdiction relating to the same cause of action. The enforceability of a judgment of a foreign court is subject to, among other things, applicable bankruptcy, insolvency, moratorium, arrangement, winding-up and other similar laws generally affecting the enforcement of rights of creditors and the general principles of equity. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the Company’s Registration Statement on Form F-10 of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of Common Shares under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 5, 2020

SILVERCREST METALS INC.

$200,000,000

Common Shares

Warrants

Subscription Receipts

Debt Securities

Units

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) may offer and issue from time to time common shares (the “Common Shares”), warrants (the “Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants of the Company or any combination thereof, debt securities (“Debt Securities”), or units (“Units”) consisting of two or more of the foregoing (all of the foregoing, collectively, the ‘‘Securities’’) or any combination thereof up to an aggregate initial offering price of $200,000,000 (or its equivalent in any other currency used to denominate the Securities at the time of the offering) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such securities. See “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. The audit of such financial statements is in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that all of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a United States federal funds rate.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the SEC. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “SIL” and in the United States on the NYSE American LLC (the “NYSE American”) under the symbol “SILV”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Company will not be listed on any securities exchange. On June 5, 2020, the closing price of the Common Shares on TSX was $11.70 per share and the closing price of the Common Shares on NYSE American was U.S.$8.77 per share. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Koffman Kalef LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to United States legal matters.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company’s head office is located at Suite 501 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

You should rely only on the information contained in or incorporated by reference into this Prospectus or contained in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “we”, “our”, “us”, “SilverCrest” or the “Company” refer to SilverCrest Metals Inc. and each of its material subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. In addition, these statements include, but are not limited to the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, timing of completion of exploration programs, technical reports and studies, success of exploration and development activities and mining operations, the timing of construction and mine operation activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, volatility in the price of silver and gold, discrepancies between actual estimated production, mineral resources and metallurgical recovery, mining operational and development risks, regulatory restrictions, activities by governmental authorities and changes in legislation, community relations, the speculative nature of mineral exploration, the global economic climate, loss of key employees, additional funding requirements, defective title to mineral claims or property, and uncertainty as to duration and impact of the current novel coronavirus (“COVID-19”) pandemic.. While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as COVID-19) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions.

This above list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus and any Prospectus Supplement under “Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS

REGARDING THE USE OF MINERAL RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and are different from U.S. reporting standards under Industry Guide 7. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are currently governed by Industry Guide 7. This Prospectus includes or incorporates by reference estimates of mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. The Company reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under Industry Guide 7 and, generally, U.S. companies reporting pursuant to Industry Guide 7 have historically not been permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information included or incorporated by reference in this Prospectus concerning descriptions of mineralization and estimates of mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Industry Guide 7. The quantity and grade or quality of Inferred Mineral Resources are estimated on the basis of limited geological evidence and sampling, and geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Although it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration, readers are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into mineral reserves recognized under NI 43-101 or Industry Guide 7. Under Canadian rules, Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in any publicly disclosed pre-feasibility or feasibility studies and can only be used in economic studies as provided under NI 43-101.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM standards.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2019, December 31, 2018 and December 31, 2017, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
High	1.3600	1.3642	1.3743
Low	1.2988	1.2288	1.2128
Average	1.3269	1.2957	1.2986
Closing	1.2988	1.3642	1.2545

On June 5, 2020, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3429 (Cdn.$1.00 = U.S.$0.7447).

THE COMPANY

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, British Columbia, Canada that is focused on making new discoveries and value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources and ultimately operating high grade silver and/or gold mines in Mexico. The Company’s principal focus is currently its Las Chispas property (“Las Chispas”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers and consists of 28 concessions totalling approximately 1,401 hectares.

The Company has a portfolio of three other mineral exploration properties in Sonora Mexico: Cruz de Mayo, Angel de Plata, and Estacion Llano.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF (as defined under “Documents Incorporated by Reference”) and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

Impact of COVID-19 on Operations

On March 30, 2020, the Company announced protocols to minimize exposure to COVID-19 in order to decrease risk to the Company’s employees, contractors, families and communities near Las Chispas. In collaboration with government agencies, the Company had temporarily suspended its ongoing exploration and underground development work at Las Chispas to limit potential exposure of personnel and nearby communities to COVID-19. As of May 18, 2020, the Mexican government has allowed mines to reopen in the State of Sonora with strict COVID-19 protocols. The Company plans on slowly and cautiously restarting activities with an initial remote isolated camp to minimize physical contact with surrounding communities. Reintegration into the local communities will be based on success of the remote camp and local COVID-19 status. The Company plans to begin with seven surface exploration drills, focusing on Babi Vista Vein in-fill and expansion for inclusion in the ongoing resource estimation, reserve and front-end mine schedule. In addition, the Company will restart its construction work with the continuation of raise boring for a ventilation shaft on the Babicanora Vein and construction of administrative offices and warehouse. Underground development, with out-of-state contractors, may restart in early summer, depending on local COVID-19 status and implementation of the appropriate contractor health and safety protocols.

Due to the impact that COVID-19 has had on the Company, the resource estimate is continuing at a slower pace, resulting in a schedule shift into the fourth quarter of 2020 for feasibility study completion. With this extension in the feasibility schedule, the Company plans to allocate extra time to: (1) add further drill results beyond the March 1, 2020 assay cut-off date for resource estimation; (2) optimize resource estimation, mine design and schedule with emphasis on front-end high-grade production including the Babi Vista Vein; (3) finalize site power selection to potentially reduce operating costs; and (4) optimize the process gravity circuit for increased confidence in operations. Other ongoing feasibility work is expected to be completed in June 2020 for the process facility design, capital costs and operating costs. The Company also anticipates completing its basic engineering study as planned by the end of June 2020.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including, without limitation, the following anticipated purposes:

•	to fund Las Chispas exploration and development;

•	to fund prospective local property acquisitions and related exploration work; and

•	to fund continued exploration on the Company’s various existing mineral properties.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Company, on a consolidated basis, since the date of the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020, which are incorporated by reference in this Prospectus, except for the Company’s issuance of an aggregate of 17,062,292 Common Shares at $7.50 per share for gross proceeds of $127,967,190 pursuant to the completion of the “2020 Private Placement” and the “SSR April 2020 Private Placement” (each as defined under “Documents Incorporated by Reference”) and the issuance of an aggregate of 1,747,450 Common Shares at prices ranging from $0.16 to $4.54 pursuant to stock option exercises for gross proceeds of $1,504,344. See “Prior Sales”.

EARNINGS COVERAGE RATIOS

If the Company offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s board of directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

DESCRIPTION OF COMMON SHARES

The Company’s authorized share capital includes an unlimited number of common shares without par value (“Common Shares”). As at the date of this Prospectus, the Company had 128,099,831 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attached to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

DESCRIPTION OF WARRANTS

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under this Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. Warrants may be offered independently or together with Common Shares or other Securities offered by any Prospectus Supplement, and may be attached to or separate from those Securities. Warrants will not, however, be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction. While the terms summarized below will apply generally to any Warrants that the Company may offer under this Prospectus, the Company will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants will be issued under and governed by the terms of one or more warrant indentures or agreement (each a “Warrant Indenture”) between the Company and a warrant agent or warrant trustee (a “Warrant Agent”) that the Company will name in the relevant Prospectus Supplement. Each Warrant Agent will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Warrant Indenture describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture. Prospective investors should refer to the Warrant Indenture relating to the specific Warrants being offered for the complete terms of the Warrants. The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares or other Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or other Securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	any minimum or maximum number of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Warrants; and

•	and any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares or other Securities issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase the Securities that the Company specifies in the applicable Prospectus Supplement at the exercise price described therein. Unless the Company otherwise specifies in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant Certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Agent in immediately available funds, as provided in the applicable Prospectus Supplement. The Company will set forth on the Warrant Certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Agent.

Upon receipt of the required payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will issue and deliver the Securities purchasable upon such exercise. If fewer than all of the Warrants represented by the Warrant Certificate are exercised, then the Company will issue a new Warrant Certificate for the remaining amount of Warrants. If the Company so indicates in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture will specify that, upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, Warrants exercisable for Common Shares will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants that are exercisable for Common Shares.

Rescission

The Warrant Indenture will also provide that, if Warrants are offered separately, any misrepresentation in this Prospectus, the Prospectus Supplement under which Warrants are offered separately, or any amendment hereto or thereto, will entitle each initial purchaser of Warrants to a contractual right of rescission following the issuance of the Common Shares or other Securities to such purchaser entitling such purchaser to receive the amount paid for the Warrants upon surrender of the Common Shares or other Securities, provided that such remedy for rescission is exercised in the time stipulated in the Warrant Indenture. This right of rescission does not extend to holders of such separately offered Warrants who acquire such Warrants from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire such Warrants in the United States.

Global Securities

The Company may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture.

The Company may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Company is offering before the issuance of such Subscription Receipts.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE American relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Company offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants or a combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•

whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, Holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Company, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Company affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Company, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Company may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Company may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

DESCRIPTION OF DEBT SECURITIES

In this section describing the Debt Securities, “the Company” refers only to SilverCrest Metals Inc. without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. The Company may issue Debt Securities, separately or together, with Common Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•

the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;

•	the covenants applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•

the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•	whether the Debt Securities will be secured or unsecured;

•

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•

the denominations in which registered Debt Securities will be issuable, if other than denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of U.S.$5,000;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

The following description, together with the additional information the Company may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that the Company may offer under this Prospectus. While the terms summarized below will apply generally to any Units that the Company may offer under this Prospectus, the Company will describe the particular terms of any issue of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

The Company will also add to disclosure in any subsequent Prospectus Supplement whereby Units are offered the form of any unit agreement (“Unit Agreement”) between the Company and a unit agent (“Unit Agent”) that describes the terms and conditions of the issue of Units being offered, and any supplemental agreements. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of any Unit Agreement and any supplemental agreements applicable to a particular issue of Units. The Company urges you to read the applicable Prospectus Supplements relating to the particular issue of Units that the Company sells under this Prospectus, as well as any Unit Agreement and any supplemental agreements that contain the terms of the Units. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Company files with the SEC, any Unit Agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

General

The Company may issue Units comprising two or more of Common Shares, Warrants or Debt Securities, in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security. Any Unit Agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The Company will describe in the applicable Prospectus Supplement the terms of the issue of Units, including: the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately; any provisions of any governing Unit Agreement that differ from those described below; and any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units. The provisions described in this section, as well as those described under “Description of Common Shares”, “Description of Warrants” and “Description of Debt Securities” will apply to each Unit and to any Common Share, Warrant or Debt Security included in each Unit, respectively.

Issuance in Series

The Company may issue Units in such amounts and in numerous distinct series as the Company may determine.

Enforceability of Rights by Holders of Units

Each Unit Agent will act solely as the Company’s agent under any applicable Unit Agreement and will not assume any obligation or relationship of agency or trust with any holder of any Unit. A single trust company may act as a Unit Agent for more than one series of Units. A Unit Agent will have no duty or responsibility in case of any default by us under any applicable Unit Agreement or Unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a Unit may, without the consent of any related Unit Agent or the holder of any other Unit, enforce by appropriate legal action its rights as holder under any security included in the Unit. The Company, any Unit Agents, and any of the Company’s or their agents may treat the registered holder of any Unit certificate as an absolute owner of the Units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the Units so requested, despite any notice to the contrary.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company during the 12 months prior to the date of this Prospectus.

Date	Number of Common Shares	Issue Price per Common Share	Reason for issuance
June 6, 2019	3,440	$1.45	Warrant exercise
July 11, 2019	12,000	$1.45	Warrant exercise
July 24, 2019	75,000	$2.30	Stock option exercise
July 29, 2019	12,500	$1.94	Stock option exercise
July 29, 2019	7,500	$3.24	Stock option exercise
August 2, 2019	32,500	$1.88	Stock option exercise
August 2, 2019	12,500	$1.94	Stock option exercise
August 7, 2019	175,000	$0.16	Stock option exercise
August 7, 2019	24,000	$1.45	Warrant exercise
August 12, 2019	199,000	$1.45	Warrant exercise
August 14, 2019	132,700	$1.45	Warrant exercise
August 15, 2019	4,326,300	$5.85	Prospectus offering
August 16, 2019	780,000	$5.85	Private placement
August 16, 2019	75,000	$2.30	Stock option exercise
August 22, 2019	43,300	$1.45	Warrant exercise
September 5, 2019	13,000	$1.45	Warrant exercise
September 9, 2019	34,500	$1.45	Warrant exercise
September 12, 2019	95,000	$1.45	Warrant exercise
September 19, 2019	47,500	$1.45	Warrant exercise
October 8, 2019	21,500	$1.45	Warrant exercise
October 8, 2019	10,000	$2.30	Stock option exercise
October 24, 2019	225,900	$2.29	Warrant exercise
November 1, 2019	12,000	$1.45	Warrant exercise
November 5, 2019	301,000	$1.45	Warrant exercise
November 6, 2019	24,000	$1.45	Warrant exercise
November 20, 2019	12,000	$1.45	Warrant exercise
November 22, 2019	187,000	$1.45	Warrant exercise
November 25, 2019	24,000	$1.45	Warrant exercise
November 26, 2019	20,000	$1.45	Warrant exercise
November 29, 2019	2,500	$1.45	Warrant exercise
December 2, 2019	12,000	$1.45	Warrant exercise
December 3, 2019	12,000	$1.45	Warrant exercise
December 5, 2019	527,500	$1.45	Warrant exercise
December 10, 2019	138,000	$1.45	Warrant exercise
December 11, 2019	310,000	$1.45	Warrant exercise
December 13, 2019	350,000	$1.45	Warrant exercise
December 18, 2019	12,650,000	$7.28	Prospectus offering
December 18, 2019	25,000	$1.45	Warrant exercise
December 19, 2019	711,000	$1.45	Warrant exercise
January 8, 2020	5,000	$3.24	Stock option exercise
January 10, 2020	50,000	$1.88	Stock option exercise
January 10, 2020	1,819,074	$7.28	SSR January 2020 Private Placement
January 27, 2020	12,500	$4.54	Stock option exercise
January 28, 2020	100,000	$2.69	Stock option exercise
February 3, 2020	175,000	$0.16	Stock option exercise
February 3, 2020	125,000	$0.16	Stock option exercise
February 5, 2020	94,000	$0.16	Stock option exercise
February 7, 2020	50,000	$1.88	Stock option exercise
February 19, 2020	50,000	$0.16	Stock option exercise
February 19, 2020	156,000	$0.16	Stock option exercise
February 19, 2020	9,500	$1.88	Stock option exercise
February 25, 2020	12,500	$1.88	Stock option exercise
February 25, 2020	15,000	$2.30	Stock option exercise
February 27, 2020	20,000	$1.94	Stock option exercise
March 25, 2020	25,000	$2.30	Stock option exercise
April 17, 2020	13,465,001	$7.50	2020 Private Placement
April 24, 2020	3,597,291	$7.50	SSR April 2020 Private Placement
April 27, 2020	10,000	$1.88	Stock option exercise
April 27, 2020	12,500	$1.94	Stock option exercise
April 27, 2020	5,000	$3.24	Stock option exercise

Date	Number of Common Shares	Issue Price per Common Share	Reason for issuance
May 7, 2020	3,000	$3.24	Stock option exercise
May 15, 2020	10,000	$3.24	Stock option exercise
May 15, 2020	150,000	$0.16	Stock option exercise
May 20, 2020	5,000	$3.24	Stock option exercise
May 20, 2020	8,750	$4.54	Stock option exercise
May 27, 2020	344,000	$0.16	Stock option exercise
June 1, 2020	81,000	$0.16	Stock option exercise
June 1, 2020	6,200	$1.88	Stock option exercise
June 2, 2020	50,000	$1.88	Stock option exercise
June 2, 2020	62,500	$1.94	Stock option exercise
June 2, 2020	100,000	$2.30	Stock option exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

Date of Grant	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion	Exercise or conversion price or deemed price per Common Share
September 4, 2019	Stock options	975,000	$8.21
October 17, 2019	Stock options	7,500	$7.89
December 19, 2019	Stock options	843,750	$8.24
December 19, 2019	Deferred share units	27,500	$8.24	(1)

(1)	Based on grant date fair market value.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “SIL” and on the NYSE American under the symbol “SILV”.

The following table sets forth the trading price range and volumes of the Common Shares for the months indicated on the TSX Venture Exchange until August 29, 2019 and thereafter on the TSX to which the Company graduated.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
June 2019	5.40	4.50	3,030,800
July 2019	7.24	4.87	5,146,000
August 2019	8.70	6.00	4,757,900
September 2019	8.73	6.67	5,099,800
October 2019	8.35	6.78	4,445,400
November 2019	7.94	6.88	8,691,600
December 2019	9.75	7.35	7,836,400
January 2020	9.22	8.05	5,976,200
February 2020	10.98	7.80	9,653,300
March 2020	9.64	4.50	19,696,300
April 2020	10.15	6.60	10,653,600
May 2020	12.65	8.77	11,869,200
June 2020 (to June 5)	12.98	11.14	2,259,700

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the NYSE American. The data includes Common Shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume
June 2019	4.30	3.26	1,629,400
July 2019	5.65	3.74	3,883,400
August 2019	6.69	4.90	7,512,800
September 2019	6.55	5.05	7,360,200
October 2019	6.25	5.10	4,812,200
November 2019	5.97	5.21	6,419,400
December 2019	7.94	5.54	11,968,500
January 2020	7.10	6.16	11,085,000
February 2020	8.30	5.86	15,694,200
March 2020	7.24	3.28	40,092,500
April 2020	7.34	4.66	19,040,300
May 2020	9.18	6.21	22,119,000
June 2020 (to June 5)	9.69	8.30	5,410,200

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code of 1986, as amended), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters.

INTEREST OF EXPERTS

Information regarding experts is contained in the Company’s AIF.

RISK FACTORS

Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks, including those discussed in the Company’s AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Impact of COVID-19 Pandemic

In addition to the foregoing, the Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact that COVID-19 will have on its operations or on third parties’ abilities to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill programs and ongoing work in connection with the Company’s proposed feasibility study on Las Chispas, and other factors that will depend on future developments beyond the Company’s control. In addition, as experienced with COVID-19, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company’s operating results and ability to raise capital.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 501 –570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1, telephone: 1-604-694-1730 or toll free: 1-866-691-1760. These documents are also available through the internet on SEDAR (www.sedar.com) and on EDGAR (accessed at www.sec.gov).

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	annual information form of the Company dated March 27, 2020 for the year ended December 31, 2019 (the “AIF”), filed March 30, 2020;

2.

amended audited consolidated annual financial statements of the Company for the years ended December 31, 2019 and December 31, 2018 and the reports of independent registered public accounting firms thereon, filed May 22, 2020;

3.	management’s discussion and analysis of the Company for the year ended December 31, 2019, filed March 25, 2020;

4.	unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020, filed May 12, 2020;

5.	management’s discussion and analysis of the Company for the three months ended March 31, 2020, filed May 12, 2020;

6.	information circular dated May 4, 2020 with respect to the Company’s annual general meeting of shareholders on June 15, 2020, filed May 7, 2020;

7.

material change report dated January 3, 2020 of the Company, filed January 3, 2020, with respect to the announcement of a non-brokered private placement to SSR Mining Inc. (“SSR Mining”) of 1,819,074 Common Shares at $7.28 per Common Share for aggregate gross proceeds to the Company of $13,242,859 (the “SSR January 2020 Private Placement”) in connection with SSR Mining’s exercise of its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to an agreement dated November 28, 2018 between the Company and SSR Mining (the “SSR Equity Participation Right”);

8.	material change report dated January 14, 2020 of the Company, filed January 14, 2020, with respect to the completion of the SSR January 2020 Private Placement;

9.

material change report dated March 11, 2020 of the Company, filed March 11, 2020, with respect to the Company entering into an agreement dated March 11, 2020 (the “Bought Deal Agreement”) with National Bank Financial Inc. (“NBF”) pursuant to which NBF on behalf of itself and other underwriters agreed to purchase, on a bought-deal basis, 9,100,000 Common Shares at a price of $8.25 per share for aggregate gross proceeds to the Company of $75,075,000;

10.

material change report dated March 18, 2020 of the Company, filed April 7, 2020, with respect to the purported termination by NBF of its obligations under the Bought Deal Agreement and the Company’s intention to pursue its legal remedies against NBF for breach of NBF’s obligations under the terms of the Bought Deal Agreement;

11.

material change report dated April 17, 2020 of the Company, filed April 20, 2020, with respect to the Company’s completion of a non-brokered private placement of 13,465,001 Common Shares at a price of $7.50 per share for gross proceeds of $100,987,507.50 (the “2020 Private Placement”);

12.

material change report dated April 22, 2020 of the Company, filed April 22, 2020, with respect to the announcement of a non-brokered private placement to SSR Mining of 3,597,291 Common Shares at $7.50 per Common Share for aggregate gross proceeds to the Company of $26,979,682.50 (the “SSR April 2020 Private Placement”) in connection with SSR Mining’s exercise of the SSR Equity Participation Right; and

13.

material change report dated April 24, 2020 of the Company, filed April 24, 2020, with respect to the completion of the SSR April 2020 Private Placement and SSR Mining’s advice that it had entered into a transaction for resale of the Common Shares acquired under the SSR April 2020 Private Placement.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditor and any experts identified herein; (iii) the powers of attorney from the directors and certain officers of the Company; and (iv) a copy of the form of indenture for Debt Securities. A copy of the form of debt or warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

ADDITIONAL INFORMATION

The Company is filing with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor a part of this Prospectus

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Company is incorporated under and governed by the Business Corporations Act (British Columbia). All of the Company’s directors and officers and all of the experts named in this Prospectus are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. A final and conclusive in personam judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in British Columbia; however, a British Columbia court will enforce any such judgment only if several conditions are met. Those conditions include, among other things: (a) the British Columbia court has territorial competence and does not decline to exercise that territorial competence or, if it lacks territorial competence, exercises its discretion to hear the action; (b) the United States court in which the judgment was obtained had jurisdiction as recognized by the British Columbia court, (c) the judgment is not void or voidable under the laws of the United States court and was not obtained by fraud or in a manner contrary to the rules of natural justice; (d) if obtained by default, there is no manifest error on the face of the judgment; (e) the enforcement of the judgment is not contrary to public policy and does not constitute, directly or indirectly, the enforcement of laws characterized by a British Columbia court as being a revenue, expropriatory, penal or similar law; and (f) the action to enforce the judgment is commenced and maintained in accordance with the procedural requirements of, and within the applicable limitation periods under, British Columbia law. Furthermore, the British Columbia court may stay or decline to hear the action to enforce a judgment of a United States court pending an appeal or if there is any subsisting judgment in any jurisdiction relating to the same cause of action. The enforceability of a judgment of a foreign court is subject to, among other things, applicable bankruptcy, insolvency, moratorium, arrangement, winding-up and other similar laws generally affecting the enforcement of rights of creditors and the general principles of equity. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the Company’s registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning any offering of Securities under this Prospectus and the applicable Prospectus Supplement.